SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                                   POZEN, Inc.
                                ----------------
                                (Name of Issuer)


                      Class A Common Stock, $.001 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)


                                    73941U102
                                  ------------
                                 (CUSIP Number)


                                October 10, 2000
                               ------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[ ]        Rule 13d-1(c)
[X]        Rule 13d-1(d)

--------------------------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                       13G

CUSIP No. 73941U102                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON/
   1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

       SILVER HILL INVESTMENTS, LLC
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
   2
                                                                 (b) [ ]
--------------------------------------------------------------------------------
       SEC USE ONLY
   3
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       United States
--------------------------------------------------------------------------------
                           |              SOLE VOTING POWER
                           |    5
                           |              0
          Number of        |---------------------------------------------------
           Shares          |              SHARED VOTING POWER
        Beneficially       |    6
          Owned by         |              3,855,508
            Each           |---------------------------------------------------
          Reporting        |              SOLE DISPOSITIVE POWER
           Person          |    7
            With           |               0
                           |---------------------------------------------------
                           |              SHARED DISPOSITIVE POWER
                           |    8
                           |              3,855,508
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       3,855,508
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]
  10
       N/A
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11
       14.0%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
  12
       CO
--------------------------------------------------------------------------------

                                       13G

CUSIP No. 73941U102                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON/
   1   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

       JOHN R. PLACHETKA
--------------------------------------------------------------------------------
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
   2
                                                                 (b) [ ]
--------------------------------------------------------------------------------
       SEC USE ONLY
   3
--------------------------------------------------------------------------------
       CITIZENSHIP OR PLACE OF ORGANIZATION
   4
       United States
--------------------------------------------------------------------------------
                           |              SOLE VOTING POWER
                           |    5
                           |              0
          Number of        |---------------------------------------------------
           Shares          |              SHARED VOTING POWER
        Beneficially       |    6
          Owned by         |              3,855,508
            Each           |---------------------------------------------------
          Reporting        |              SOLE DISPOSITIVE POWER
           Person          |    7
            With           |               0
                           |---------------------------------------------------
                           |              SHARED DISPOSITIVE POWER
                           |    8
                           |              3,855,508
--------------------------------------------------------------------------------
       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9
       3,855,508
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
  10
       N/A
--------------------------------------------------------------------------------
       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
  11
       14.0%
--------------------------------------------------------------------------------
       TYPE OF REPORTING PERSON
  12
       IN
--------------------------------------------------------------------------------

                                       13G

CUSIP No. 73941U102                                            Page 4 of 8 Pages

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON/
  1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

        CLARE A. PLACHETKA
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
  2
                                                             (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
  3
--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
  4
        United States
--------------------------------------------------------------------------------
                           |              SOLE VOTING POWER
                           |    5
                           |              0
          Number of        |---------------------------------------------------
           Shares          |              SHARED VOTING POWER
        Beneficially       |    6
          Owned by         |              3,855,508
            Each           |---------------------------------------------------
          Reporting        |              SOLE DISPOSITIVE POWER
           Person          |    7
            With           |               0
                           |---------------------------------------------------
                           |              SHARED DISPOSITIVE POWER
                           |    8
                           |              3,855,508
--------------------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  9
        3,855,508
--------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] 10
        N/A
--------------------------------------------------------------------------------
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
 11
        14.0%
--------------------------------------------------------------------------------
        TYPE OF REPORTING PERSON
 12
        IN
--------------------------------------------------------------------------------

                                       13G

CUSIP No. 73941U102                                            Page 5 of 8 Pages

Item 1(a).        Name of Issuer

POZEN, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

6330 Quadrangle Drive, Suite 240
Chapel Hill, North Carolina 27514

Item 2(a).        Name of Person Filing

The persons filing this Schedule 13G are:

(1)      SILVER HILL INVESTMENTS, LLC

(2)      JOHN R. PLACHETKA

(3)      CLARE A. PLACHETKA

Item 2(b).        Address of Principal Business Office

(1)      SILVER HILL INVESTMENTS, LLC
         321 Silver Creek Trail
         Chapel Hill, North Carolina 27514

(2)      JOHN R. PLACHETKA
         c/o POZEN, Inc.
         6330 Quadrangle Drive, Suite 240
         Chapel Hill, North Carolina 27514

(3)      CLARE A. PLACHETKA
         321 Silver Creek Trail
         Chapel Hill, North Carolina 27514

                                       13G


CUSIP No. 73941U102                                            Page 6 of 8 Pages


Item 2(c).   Citizenship

John R. Plachetka and Clare A. Plachetka are citizens of the United States. Silver Hill Investments, LLC was formed under the laws of the State of North Carolina.


Item 2(d).   Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e).   CUSIP Number

73941U102

Item 3.  If This  Statement  is Filed  Pursuant to  Rule 13d-1(b),  or 13d-2(b)
         or (c),  Check  Whether the Person Filing is a:   N/A

         If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

Item 4.  Ownership.

         (a) Amount beneficially owned:

         As of the date of the filing of this Schedule 13G, Silver Hill Investments, LLC, John R. Plachetka and Clare A. Plachetka beneficially own 3,855,508 shares of the Company's Common Stock.

         John R. Plachetka and Clare A. Plachetka are co-managers of Silver Hill Investments, LLC. Silver Hill Investments, LLC, owns the 3,855,508 shares of Common Stock reported as beneficially owned by the filing persons on this
Schedule 13G. Silver Hill Investments, LLC is 50% owned by the John R. Plachetka Irrevocable Trust; 40% owned by the Revocable Declaration of Trust u/a dated 1-31-2000, John R. Plachetka, trustee; and 10% owned by the Revocable Declaration of Trust u/a dated 1-31-2000, Clare A. Plachetka, trustee. John R. Plachetka and Clare A. Plachetka are husband and wife.

         (b) Percent of Class:

         Silver Hill Investments, LLC, John R. Plachetka and Clare A. Plachetka beneficially own 14.0% of the Company's Common Stock.

                                       13G

CUSIP No. 73941U102                                            Page 7 of 8 Pages


         (c) Number of shares as to which such persons have:

             Silver Hill Investments, LLC, John R. Plachetka and Clare A. Plachetka have:

             (i)    Sole power to vote or to direct the vote:

                    0

             (ii)   Shared power to vote or to direct the vote:

                    3,855,508 shares of Common Stock

             (iii)  Sole power to dispose or to direct the disposition of:

                    0

             (iv)   Shared power to dispose or to direct the disposition of:

                    3,855,508 shares of Common Stock

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the Group.

         N/A

Item 9.  Notice of Dissolution of Group.

         N/A

                                       13G

CUSIP No. 73941U102                                            Page 8 of 8 Pages

Item 10. Certifications.

         N/A


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Silver Hill Investments, LLC

                                                By:  /s/ JOHN R. PLACHETKA
                                                   ----------------------------
                                                   John R. Plachetka
                                                   Manager

Dated:  February 14, 2001

                                                By:  /s/ JOHN R. PLACHETKA
                                                   ----------------------------
                                                   John R. Plachetka

Dated:  February 14, 2001

                                                By:  /s/ CLARE A. PLACHETKA
                                                   ----------------------------
                                                   Clare A. Plachetka

Dated:  February 14, 2001

Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of POZEN, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2001.



                                                Silver Hill Investments, LLC

                                                By:  /s/ JOHN R. PLACHETKA
                                                   ----------------------------
                                                   John R. Plachetka
                                                   Manager

Dated:  February 14, 2001

                                                By:  /s/ JOHN R. PLACHETKA
                                                   ----------------------------
                                                   John R. Plachetka

Dated:  February 14, 2001

                                                By:  /s/ CLARE A. PLACHETKA
                                                   ----------------------------
                                                   Clare A. Plachetka

Dated:  February 14, 2001